UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 10, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FIRST QUARTER 2018 RESULTS

Q1’18 Highlights (as compared to Q4’17):

•	Net Revenue at US$137.8 Million Compared to US$151.5 Million

•	March 2018 Revenue Increased 20.9%, as Compared to the month of February 2018

•	Retained Balance of Cash and Cash Equivalents at US$229.8 Million, with Net Debt Balance of US$138.6 Million

•	Board Resolved on March 15, 2018 That Cash Dividend of NT$0.30 Per Common Share Will Be Distributed to Shareholders from Earnings. On An ADS Basis, The Amount Distributed to Shareholders Will Be Approximately US$0.21 Per ADS. The Distribution is Pending Approval by Shareholders at the Company’s Annual General Meeting on June 26, 2018.

•	Board Resolved a Capital Reduction Plan on March 15, 2018 That NT$1.50 Per Common Share Will Be Distributed to Shareholders in Cash to Reduce Capital at Approximately 15%. On An ADS Basis, The Amount Distributed to Shareholders Will Be Approximately US$1.03 Per ADS. The Distribution is Pending Approval by Shareholders at the Company’s Annual General Meeting on June 26, 2018 and Competent Authority’s Approval.

Hsinchu, Taiwan - 5/10/2018 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the first quarter ended March 31, 2018. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$29.10 against US$1.00 as of March 30, 2018.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Net revenue for the first quarter of 2018 was NT$4,010.9 million or US$137.8 million, a decrease of 9.0% from NT$4,408.2 million or US$151.5 million in the fourth quarter of 2017 and a decrease of 12.0% from NT$4,560.3 million or US$156.7 million for the same period in 2017. The decline in revenue from the prior fourth quarter of 2017 reflects the typical first quarter low season, while the comparison to the first quarter of 2017 reflects the subsequent lower allocation from the Company’s largest DRAM customer, which adversely impacted revenue.

Net profit attributable to equity holders of the Company for the first quarter of 2018 was NT$22.8 million or US$0.8 million, and NT$0.03 or US$0.001 per basic common share and NT$0.03 or US$0.001 per diluted common share, as compared to net profit attributable to equity holders of the Company for the fourth quarter of 2017 of NT$163.0 million or US$5.6 million, and NT$0.19 or US$0.01 per basic common share and NT$0.19 or US$0.01 per diluted common share, and compared to net profit attributable to equity holders of the Company in the first quarter of 2017 of NT$2,380.1 million or US$81.8 million, and NT$2.82 or US$0.10 per basic common share and NT$2.77 or US$0.10 per diluted common share. Net earnings for the first quarter of 2018 were US$0.02 per diluted ADS, compared to US$0.13 per diluted ADS for the fourth quarter of 2017 and US$1.90 per diluted ADS in the first quarter of 2017. The decline in net earnings, as compared to the fourth quarter of 2017, primarily reflects the adverse impact of a US$4.3 million foreign exchange loss and first quarter low season revenue, while the comparison to the first quarter of 2017 reflects the subsequent lower allocation from the Company’s largest DRAM customer and the non-recurrence of a US$65.6 million benefit to net profit in the first quarter of 2017, in which the Company completed the ChipMOS Shanghai equity interest transfer to Tsinghua Unigroup led strategic investors.

S.J. Cheng, Chairman and President of ChipMOS, said, “Revenue for the first quarter of 2018 was in-line with expectations and reflects the typical low season, as compared to the fourth quarter, and reflects the subsequent lower allocation from the Company’s largest DRAM customer, as compared to the first quarter of 2017. Despite the headwinds, first quarter of 2018 revenue benefited from demand growth from the industrial and automotive markets, and cryptocurrency applications. Our DRAM revenue increased 12.2% compared to the fourth quarter of 2017, with Test site revenue holding flat. Importantly, we have moved beyond the low season having reported 20.9% revenue growth for the month of March 2018, as compared to the month of February 2018. While our growth rate will fluctuate, the fundamentals of our business remain strong across a diverse base of customers and end markets, giving us confidence as we target quarter over quarter revenue growth in 2018. According to industry and customer’ feedback, we expect to benefit from strong Niche DRAM demand, and an increased revenue contribution from TDDI, OLED, and 12 inch fine pitch chip on film (“COF”) solutions. In-line with the growth we noted and capacity utilization levels, we are raising prices in our COF and gold bumping starting this month, which will partially benefit results in the current second quarter, with the full benefit to be seen in the second half of 2018.”

Silvia Su, Senior Director of Finance and Accounting, commented, “The underlying fundamentals of our business remain strong and we are encouraged by the broad-based demand we are seeing. Results in the first quarter of 2018 reflect an unfavorable comparison with the first quarter of 2017 given the non-recurrence of a US$65.6 million benefit to net profit in the first quarter of 2017, in which the Company completed the ChipMOS Shanghai equity interest transfer to Tsinghua Unigroup led strategic investors combined with the subsequent lower allocation from the Company’s largest DRAM customer, which impacted revenue in the first quarter of 2018. We expect gross margin will gradually improve from 14.6% in the low first quarter of 2018, as we move through 2018 based on current demand and capacity utilization levels. We ended the first quarter with a balance of cash and cash equivalents of US$229.8 million, and a net debt balance of US$138.6 million. We continue to execute on our core business, target sustainable higher margin growth opportunities, and prioritize capital expenditures in support of our long-term growth strategy. As a next step, our Board resolved on March 15, 2018 that NT$0.30 per common share will be distributed to shareholders from earnings and NT$1.50 per common share will be distributed to shareholders from a capital reduction in cash at a ratio of 15%. The total amount of cash to be distributed is approximately NT$1,586.3 million or US$54.5 million. On an ADS basis, the total cash distribution to shareholders will be approximately US$0.21 per ADS from earnings and US$1.03 per ADS from the capital reduction. The distribution dates are pending shareholders’ approval of the distributions at the Company’s annual general meeting on June 26, 2018.”

Selected Operation Data

	Q1’18		Q4’17
Revenue by segment
Testing		28.8%		26.6%
Assembly		26.5%		26.0%
LCD Driver		27.1%		29.8%
Bumping		17.6%		17.6%

CapEx	US$	43.4 million	US$	36.2 million
Testing		29.3%		7.4%
Assembly		8.1%		19.2%
LCD Driver		55.0%		67.3%
Bumping		7.6%		6.1%

Depreciation and amortization expenses	US$	27.9 million	US$	26.8 million

Utilization by segment
Testing		79%		79%
Assembly		61%		62%
LCD Driver		78%		85%
Bumping		65%		66%
Overall		71%		74%

Condensed consolidated statements of cash flows

	Period ended Mar. 31, 2018 US$ million	Period ended Mar. 31, 2017 US$ million
Net cash generated from (used in) operating activities	26.1	63.9
Net cash generated from (used in) investing activities	(74.9)	43.5
Net cash generated from (used in) financing activities	2.7	34.7
Net increase (decrease) in cash and cash equivalents	(46.1)	142.1
Effect of exchange rate changes on cash	(0.2)	(0.5)
Cash and cash equivalents at beginning of period	276.1	260.2
Cash and cash equivalents at end of period	229.8	401.8

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, May 10, 2018 to discuss the Company’s financial results for the first quarter of 2018.

1.	Date: Thursday, May 10, 2018

Time: 2:00PM Taiwan (2:00AM New York)

Dial-In: +886-2-21928016

Password: 438959#

Replay Starting 2 Hours After Live Call Ends: www.chipmos.com.tw

Language: Mandarin

2.	Date: Thursday, May 10, 2018

Time: 8:00PM Taiwan (8:00AM New York)

Dial-In: +1-201-689-8562

Password: 13679178

Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13679178

Webcast of Live Call and Replay: www.chipmos.com

Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. ChipMOS along with strategic investors, also owns an advanced facility in Shanghai.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2018, Dec. 31, and Mar. 31, 2017

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	USD	USD	USD
Revenue(2)	137.8	151.5	156.7
Cost of revenue	(117.7)	(125.7)	(128.6)

Gross profit	20.1	25.8	28.1

Research and development expenses	(7.4)	(8.2)	(8.8)
Sales and marketing expenses	(0.4)	(0.5)	(0.8)
General and administrative expenses	(4.6)	(4.0)	(5.6)
Other operating income (expenses), net	1.1	(1.6)	23.3

Operating profit	8.8	11.5	36.2

Non-operating income (expenses), net	(7.1)	(4.2)	(14.8)

Profit (loss) before tax	1.7	7.3	21.4
Income tax benefit (expense)	(0.9)	(1.7)	(4.2)

Profit from continuing operations	0.8	5.6	17.2
Profit (loss) from discontinued operations	—	0.0	64.6

Profit (loss) for the period	0.8	5.6	81.8

Attributable to:
Equity holders of the Company – Continuing operations	0.8	5.6	17.2
– Discontinued operations	—	0.0	64.6

	0.8	5.6	81.8

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Mar. 31, 2018, Dec. 31, and Mar. 31, 2017

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	USD	USD	USD
Profit (loss) for the period	0.8	5.6	81.8
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	1.7	0.1	(10.4)
Profit (loss) on remeasurements of defined benefit plans	—	1.8	—
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	0.4	—	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.0)	0.0	—
Income tax effect	(0.1)	(0.3)

Total other comprehensive income (loss)	2.0	1.6	(10.4)

Total comprehensive income (loss)	2.8	7.2	71.4

Attributable to:
Equity holders of the Company – Continuing operations	2.8	7.2	16.7
– Discontinued operations	—	0.0	54.7

	2.8	7.2	71.4

Profit (loss) attributable to the Company – basic	0.8	5.6	81.8

Earnings (loss) per share attributable to the Company – basic	0.001	0.01	0.10

Earnings (loss) per ADS equivalent – basic	0.02	0.13	1.94

Weighted average shares outstanding (in thousands) – basic	849,571	849,571	845,078

Profit (loss) attributable to the Company – diluted	0.8	5.6	81.8

Earnings (loss) per share attributable to the Company – diluted	0.001	0.01	0.10

Earnings (loss) per ADS equivalent – diluted	0.02	0.13	1.90

Weighted average shares outstanding (in thousands) – diluted	854,443	854,606	859,536

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.10 against US$1.00 as of Mar. 30, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.
(2)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Mar. 31, 2018, Dec. 31, and Mar. 31, 2017

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	NTD	NTD	NTD
Revenue(1)	4,010.9	4,408.2	4,560.3
Cost of revenue	(3,426.8)	(3,658.9)	(3,743.7)

Gross profit	584.1	749.3	816.6

Research and development expenses	(215.8)	(237.6)	(256.7)
Sales and marketing expenses	(11.0)	(14.7)	(22.1)
General and administrative expenses	(132.2)	(116.6)	(162.5)
Other operating income (expenses), net	32.4	(45.7)	679.1

Operating profit	257.5	334.7	1,054.4

Non-operating income (expenses), net	(207.8)	(122.8)	(431.0)

Profit (loss) before tax	49.7	211.9	623.4
Income tax benefit (expense)	(26.9)	(49.7)	(122.6)

Profit from continuing operations	22.8	162.2	500.8
Profit (loss) from discontinued operations	—	0.8	1,879.3

Profit (loss) for the period	22.8	163.0	2,380.1

Attributable to:
Equity holders of the Company – Continuing operations	22.8	162.2	500.8
– Discontinued operations	—	0.8	1,879.3

	22.8	163.0	2,380.1

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Mar. 31, 2018, Dec. 31, and Mar. 31, 2017

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	NTD	NTD	NTD
Profit (loss) for the period	22.8	163.0	2,380.1
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	50.9	3.6	(302.2)
Profit (loss) on remeasurements of defined benefit plans	—	50.8	—
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	11.3	—	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.9)	0.6	—
Income tax effect	(1.4)	(8.6)	—

Total other comprehensive income (loss)	59.9	46.4	(302.2)

Total comprehensive income (loss)	82.7	209.4	2,077.9

Attributable to:
Equity holders of the Company – Continuing operations	82.7	208.6	486.2
– Discontinued operations	—	0.8	1,591.7

	82.7	209.4	2,077.9

Profit (loss) attributable to the Company – basic	22.8	163.0	2,380.1

Earnings (loss) per share attributable to the Company – basic	0.03	0.19	2.82

Earnings (loss) per ADS equivalent – basic	0.54	3.84	56.33

Weighted average shares outstanding (in thousands) – basic	849,571	849,571	845,078

Profit (loss) attributable to the Company – diluted	22.8	163.0	2,380.1

Earnings (loss) per share attributable to the Company – diluted	0.03	0.19	2.77

Earnings (loss) per ADS equivalent – diluted	0.53	3.81	55.38

Weighted average shares outstanding (in thousands) – diluted	854,443	854,606	859,536

Note:

(1)	In March 2017, the Company completed the sale and transfer of 54.98% equity interests of its former wholly-owned subsidiary ChipMOS Shanghai to Strategic Investors. Under Taiwan-IFRS, starting in Q1 2017 the revenue generated by ChipMOS Shanghai is no longer included in the Company’s consolidated revenue. The Company, however, recognizes 45.02% of the net income generated from ChipMOS Shanghai on an ongoing basis.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2018, Dec. 31, and Mar. 31, 2017

Figures in Millions of U.S. dollars (USD) (1)

	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents	229.8	276.1	401.8
Accounts and notes receivable, net	125.4	138.0	121.8
Inventories	61.3	66.3	66.5
Other current assets	17.1	7.6	14.9

Total current assets	433.6	488.0	605.0

Non-current assets
Financial assets at fair value through profit or loss	0.4	—	—
Financial assets at fair value through other comprehensive income	3.4	—	—
Non-current financial assets carried at cost	—	0.7	0.4
Investments accounted for using equity method	145.4	118.0	74.9
Property, plant & equipment	540.0	524.6	478.9
Other non-current assets	12.9	11.7	12.5

Total non-current assets	702.1	655.0	566.7

Total assets	1,135.7	1,143.0	1,171.7

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	36.0	33.3	36.3
Accounts payable and payables to contractors and equipment suppliers	43.3	48.2	48.7
Long-term bank loans, current portion	73.7	73.6	36.5
Long-term lease obligations payable, current portion	0.4	0.4	0.4
Other current liabilities	59.3	73.7	61.3

Total current liabilities	212.7	229.2	183.2

Non-current liabilities
Long-term bank loans	257.8	257.7	331.5
Long-term lease obligations payable	0.5	0.6	0.9
Other non-current liabilities	25.6	23.4	23.5

Total non-current liabilities	283.9	281.7	355.9

Total liabilities	496.6	510.9	539.1

EQUITY
Capital stock – common stock	304.5	304.6	304.8
Capital surplus	216.0	216.1	237.2
Retained earnings	148.7	145.6	130.7
Other equity interest	4.5	0.4	(5.5)
Treasury stock	(34.6)	(34.6)	(34.6)

Equity attributable to equity holders of the Company	639.1	632.1	632.6

Total equity	639.1	632.1	632.6

Total liabilities and equity	1,135.7	1,143.0	1,171.7

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$29.10 against US$1.00 as of Mar. 30, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Mar. 31, 2018, Dec. 31, and Mar. 31, 2017

Figures in Millions of NT dollars (NTD)

	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	6,688.5	8,035.7	11,692.8
Accounts and notes receivable, net	3,647.8	4,015.8	3,543.6
Inventories	1,785.1	1,929.2	1,935.7
Other current assets	496.0	220.3	434.0

Total current assets	12,617.4	14,201.0	17,606.1

Non-current assets
Financial assets at fair value through profit or loss	11.9	—	—
Financial assets at fair value through other comprehensive income	100.6	—	—
Non-current financial assets carried at cost	—	20.9	10.0
Investments accounted for using equity method	4,231.0	3,433.3	2,180.3
Property, plant & equipment	15,714.6	15,265.3	13,937.2
Other non-current assets	374.3	339.4	363.5

Total non-current assets	20,432.4	19,058.9	16,491.0

Total assets	33,049.8	33,259.9	34,097.1

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	1,046.6	969.4	1,055.6
Accounts payable and payables to contractors and equipment suppliers	1,261.2	1,401.4	1,418.8
Long-term bank loans, current portion	2,144.0	2,143.2	1,062.6
Long-term lease obligations payable, current portion	12.0	11.8	11.3
Other current liabilities	1,725.5	2,144.8	1,783.1

Total current liabilities	6,189.3	6,670.6	5,331.4

Non-current liabilities
Long-term bank loans	7,502.9	7,498.9	9,646.9
Long-term lease obligations payable	15.0	18.0	26.5
Other non-current liabilities	744.1	679.1	683.8

Total non-current liabilities	8,262.0	8,196.0	10,357.2

Total liabilities	14,451.3	14,866.6	15,688.6

EQUITY
Capital stock – common stock	8,861.4	8,863.0	8,868.4
Capital surplus	6,284.2	6,288.3	6,901.4
Retained earnings	4,328.7	4,237.9	3,805.0
Other equity interest	131.8	11.7	(158.7)
Treasury stock	(1,007.6)	(1,007.6)	(1,007.6)

Equity attributable to equity holders of the Company	18,598.5	18,393.3	18,408.5

Total equity	18,598.5	18,393.3	18,408.5

Total liabilities and equity	33,049.8	33,259.9	34,097.1

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	USD	USD	USD
Operating profit	8.8	11.5	36.2
Add: Depreciation	27.9	26.8	22.9
Interest income	0.3	0.6	0.3
Less: Capital expenditures	(43.4)	(36.2)	(39.0)
Interest expense	(1.4)	(1.6)	(1.6)
Income tax expense	(0.9)	(1.7)	(4.2)

Non-GAAP free cash flow	(8.7)	(0.6)	14.6

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	USD	USD	USD
Operating profit	8.8	11.5	36.2
Add: Depreciation	27.9	26.8	22.9

Non-GAAP EBITDA	36.7	38.3	59.1

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Mar. 31, 2018	Dec. 31, 2017	Mar. 31, 2017
	USD	USD	USD
Short-term bank loans	36.0	33.3	36.3

Long-term bank loans (including current portion)	331.5	331.3	368.0
Long-term lease obligations payable (including current portion)	0.9	1.0	1.3
Less: Cash and cash equivalents	(229.8)	(276.1)	(401.8)

Net debt	138.6	89.5	3.8

Equity attributable to equity holders of the Company	639.1	632.1	632.6

Net debt to equity ratio	21.7%	14.2%	0.6%